UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): February 22, 2013

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On February 22, 2013, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the year ended December 31, 2012. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated February 22, 2013 containing financial information and accompanying discussion for the year ended December 31, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: February 22, 2013

/s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE

Company: National Bancshares Corporation
           OTC Bulletin Board - NBOH
Contact: Mark R. Witmer, President and CEO
Address: 112 West Market Street
           Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: February 22, 2013

National Bancshares Corporation Announces 2012 Net Income of $2,811,000

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $2,811,000 for the year ended December 31, 2012, an increase of $199,000 or 7.6% from $2,612,000 in 2011. Earnings per share were $1.27 for 2012 compared to $1.18 for 2011. Net income for the three months ended December 31, 2012 was $937,000 compared to $774,000 for the same period in 2011. For the fourth quarter, basic and diluted earnings per share were $0.42 compared to $0.35 for the fourth quarter of 2011.

Full-Year 2012 Business Highlights:

- Net interest income for the year increased $864,000 to $14,227,000, an increase of 6.5% compared to $13,363,000 for the same period in 2011, the highest level of net interest income in the Bank's history.

- Mortgage banking activities were $560,000 in 2012, an increase of 118.8% compared to $256,000 in 2011.

- Total loans increased $51.8 million or 23.9% from $217.1 million as of December 31, 2011 to $268.9 million as of December 31, 2012. The loan to asset ratio increased from 53% as of December 31, 2011 to 61% as of December 31, 2012.

- Loans secured by farmland and agricultural production loans were $35.3 million as of December 31, 2012, an increase of $19.9 million, or 130.1% since year end 2011.

- One-to-four family loans increased from $56.9 million at December 31, 2011 to $70.3 million at December 31, 2012.

- Total deposits increased $26.4 million or 7.7% from $340.7 million as of December 31, 2011 to $367.1 million as of December 31, 2012.

- Shareholder's equity increased $2.6 million or 6.0% to $45.3 million as of December 31, 2012.

Full-Year 2012 Financial Summary:

Net interest income for 2012 was $14,227,000, an increase of 6.5% from $13,363,000 for 2011. Net interest income was positively impacted by the growth in average balances of loans and lower-cost deposits, partially offset by a decline in the yield on earning assets.

The provision for loan losses increased $774,000 from $600,000 in 2011 to $1,374,000 in 2012. The increase in the provision for loan losses is primarily related to changes in the collateral valuations based on information obtained in 2012 for two commercial real estate loan relationships.

Noninterest income for 2012 decreased $135,000 or 4.5%, from $3,032,000 in 2011 to $2,897,000 in 2012. Mortgage banking activities were $560,000 in 2012, compared to $256,000 in 2011. Noninterest income in 2011 included $171,000 of gains recorded on the sale of the guaranteed portion of six Small Business Administration (SBA) loans and $214,000 of gains recorded on the sale of securities. No SBA loans or securities were sold in 2012. In 2011, $121,000 of income from the death benefit of an insurance policy was recorded.

Noninterest expense for 2012 was $12,388,000, a decrease of 2.8% from $12,739,000 in 2011, due primarily to a decrease of $205,000 in professional and consulting expense, primarily related to a reduction of legal expenses and a reduction in the use of outside information technology consultants. Amortization of intangibles and Directors pension expense also decreased in 2012. These declines were partially offset by a $139,000 increase in salaries and employee benefits.

December 31, 2012 Financial Condition:

Total assets increased 8.6% to $440.8 million as of December 31, 2012, from $406.1 million at December 31, 2011. Securities available for sale totaled $121.7 million as of December 31, 2012, compared to $150.2 million at December 31, 2011. Loans, net of allowance for loan losses increased $51.6 million to $265.5 million as of December 31, 2012, compared to $214.0 million at December 31, 2011. Deposits increased 7.7% to $367.1 million as of December 31, 2012, compared to $340.7 million at December 31, 2011. Shareholders' equity increased 6.0% to $45.3 million at the end of 2012, from $42.7 million at the end of 2011. Accumulated other comprehensive income increased to $3.9 million as of December 31, 2012, compared to $3.6 million as of December 31, 2011. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities available for sale, net of tax.

The allowance for loan losses increased from $3,163,000 as of December 31, 2011 to $3,400,000 at December 31, 2012, or changed from 1.46% of total loans at year-end 2011 to 1.26% at December 31, 2012. Net charge-offs increased from $22,000 in 2011 to $1,137,000 in 2012. The provision for loan losses for 2012 was $1,374,000, compared to $600,000 in 2011. The increase in the allowance for loan losses in 2012 was primarily related to the increase in loans.

Total nonperforming loans decreased from $4.0 million as of December 31, 2011 to $1.2 million at December 31, 2012. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due between 30 and 90 days and still accruing decreased to $339 thousand at December 31, 2012 from $634 thousand as of December 31, 2011. In 2012, total classified loans decreased from $12.1 million to $8.7 million. Management believes the allowance for loan losses is adequate as of December 31, 2012.

Fourth-Quarter 2012 Financial Summary:

Net interest income for the quarter ended December 31, 2012 was $3,678,000, an increase of 6.4% from $3,457,000 for the same period in 2011.

Noninterest income for the three month period ended December 31, 2012 decreased 4.4%, from $862,000 in 2011 to $824,000 in 2012. Mortgage banking activities increased from $111,000 during the quarter ended December 31, 2011 to $236,000 during the same period in 2012. In 2011, $121,000 of income from the death benefit of an insurance policy was recorded in other noninterest income.

Noninterest expense for the quarter ended December 31, 2012 was $3,282,000, a decrease of 0.2% from $3,289,000 in 2011. Salaries and benefits expenses was $1,656,000 for the quarter ended December 31, 2012, an increase of $101,000 compared to the same period in 2011. Directors pension expense was $28,000 for the period ended December 31, 2012, a decrease of $106,000 compared to the quarter ended December 31, 2011.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2011. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data
(Unaudited)

Balance Sheet Data: (dollars in thousands)	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
Cash and cash equivalents	$27,624	$36,833	$31,937	$23,125	$15,213
Securities available for sale	121,650	131,450	137,957	145,930	150,175
Loans, net	265,539	255,448	239,924	222,346	213,952
Deposits	367,069	382,679	370,743	352,408	340,664
Repurchase agreements	18,633	12,627	9,417	9,816	10,168
Shareholders' equity	45,321	44,950	43,740	43,156	42,745
Total assets	440,834	450,051	436,154	417,731	406,086

Income Statement Data: (dollars in thousands, except per share data)	Twelve months ended		
	Dec 31, 2012	Dec 31, 2011	Change
Interest income	$15,989	$15,413	3.7 %
Interest expense	1,762	2,050	(14.0)%
Net interest income	14,227	13,363	6.5 %
Provision for loan losses	1,374	600	129.0%
Net interest income after provision for loan losses	12,853	12,763	0.7 %
Noninterest income	2,897	3,032	(4.5)%
Noninterest expense:			
Salaries and employee benefits	6,164	6,025	2.3 %
Data processing	1,191	1,160	2.7 %
Net occupancy	1,403	1,480	(5.2)%
Professional and consulting fees	432	637	(32.2)%
Other	3,198	3,437	(7.0)%
Total noninterest expense	12,388	12,739	(2.8)%
Income before income taxes	3,362	3,056	10.0 %
Income tax expense	551	444	24.1 %
Net income	$2,811	$2,612	7.6 %
Earnings per share, basic and diluted	$1.27	$1.18	7.6 %
Weighted average shares outstanding, basic	2,217,690	2,211,508	
Weighted average shares outstanding, diluted	2,220,047	2,211,508	

Income Statement Data: (dollars in thousands, except per share data)	Three months ended		
	Dec 31, 2012	Dec 31, 2011	Change
Interest income	$4,097	$3,926	4.4 %
Interest expense	419	469	(10.7)%
Net interest income	3,678	3,457	6.4 %
Provision for loan losses	35	153	(77.1)%
Net interest income after provision for loan losses	3,643	3,304	10.3 %
Noninterest income	824	862	(4.4)%
Noninterest expense:			
Salaries and employee benefits	1,656	1,555	6.5 %
Data processing	302	295	2.4 %
Net occupancy	353	367	(3.8)%
Professional and consulting fees	135	140	(3.6)%
Other	836	932	(10.3)%
Total noninterest expense	3,282	3,289	(0.2)%
Income before income taxes	1,185	877	35.1 %
Income tax expense	248	103	140.8 %
Net income	$937	$774	21.1 %
Earnings per share, basic and diluted	$0.42	$0.35	20.0 %
Weighted average shares outstanding, basic	2,219,166	2,213,269	
Weighted average shares outstanding, diluted	2,220,590	2,213,269	

Quarterly Earnings Summary
Previous Eight Quarters:
(Unaudited)

(dollars in thousands except per share data)	Dec 2012	Sep 2012	Jun 2012	Mar 2012
Interest income	$4,097	$4,108	$3,934	$3,850
Interest expense	419	439	451	453
Net interest income	3,678	3,669	3,483	3,397
Provision for loan losses	35	209	981	149
Net interest income after provision for loan losses	3,643	3,460	2,502	3,248
Noninterest income	824	714	723	636
Noninterest expense	3,282	3,093	2,967	3,046
Income (loss) before income taxes	1,185	1,081	258	838
Income tax expense (benefit)	248	224	(59)	138
Net income	$937	$857	$317	$700
Earnings per share:				
Basic and Diluted	$0.42	$0.39	$0.14	$0.32
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding, basic	2,219,166	2,218,445	2,216,562	2,216,526
Weighted average shares outstanding, diluted	2,220,640	2,220,891	2,219,953	2,218,692

	Dec 2011	Sep 2011	Jun 2011	Mar 2011
Interest income	$3,926	$3,920	$3,892	$3,675
Interest expense	469	481	522	578
Net interest income	3,457	3,439	3,370	3,097
Provision for loan losses	153	150	150	147
Net interest income after provision for loan losses	3,304	3,289	3,220	2,950
Noninterest income	862	817	621	732
Noninterest expense	3,289	3,156	3,148	3,146
Income (loss) before income taxes	877	950	693	536
Income tax expense (benefit)	103	188	104	49
Net income	$774	$762	$589	$487
Earnings per share:				
Basic and Diluted	$0.35	$0.34	$0.27	$0.22
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding, basic	2,213,269	2,213,269	2,209,717	2,209,717
Weighted average shares outstanding, diluted	2,213,269	2,213,269	2,209,717	2,209,717